Exhibit 99.1

BC FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Veris Gold Corp.
900 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2.	Date of Material Change

The date of the material change is August 30, 2013

3.	News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance: August 30, 2013

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the Toronto Stock Exchange and via wire by CNW.

4.	Summary of Material Change

Veris Gold Corp. (“Veris” or the “Company”) announces Offering.

5.	Full Description of Material Change

The Company announces it has entered into an engagement letter and term sheet (collectively, the “Engagement Letter”) for a proposed private placement (the “Offering”) of up to 15,384,615 subscription receipts (the “Subscription Receipts”), at a price of $0.52 per Subscription Receipt, for aggregate proceeds to the Company of up to $8,000,000. A significant majority shareholder of the Company has indicated that it intends to subscribe for approximately 15,000,000 Subscription Receipts.

Each Subscription Receipt will automatically entitle the holder to receive, without payment of additional consideration, one unit of the Company (a “Unit”), upon receipt of necessary shareholder and TSX approvals of the Offering (the “Escrow Release Conditions”). Each Unit will consist of one common share in the capital of the Company (each, a “Common Shares”) and one-half of one warrant to purchase one common share (each whole warrant, a “Warrant”). Each Warrant will have a term of 36 months and an exercise price of $0.60.

The gross proceeds of the Offering will be held in escrow pending satisfaction of the Escrow Release Conditions. The Company intends to use the net proceeds of the Offering to proceed with its development plans for the Jerritt Canyon property and for general working capital purposes.

Secutor Capital Management Corporation (the “Agent”), will act as Agent for the proposed Offering. Pursuant to the Engagement Letter, in return for acting as the Company’s Agent, the Agent will be entitled to compensation in the following form: (a) a cash fee equal to 2.5% of the aggregate cash proceeds received from the Offering; (b) Subscription Receipts equal to 2.5% of the total number of Subscription Receipts sold in the Offering (the “Agents Units”); and (c) common share purchase warrants equal to 4.5% of the total number of Subscription Receipts issued pursuant to the Offering (the “Agent Warrants”). The Agent Warrants will have a term of 36 months and an exercise price of $0.65.

The Company will apply to list the Common Shares underlying the Units and Agent Units and the common shares underlying the Warrants and Agent Warrants on the Toronto Stock Exchange (the “TSX”). Listing will be subject to satisfying all of the requirements of the TSX. There can be no assurance as to whether or when the Offering may be completed or whether the Escrow Release Conditions will ever be met and the Units underlying the Subscription Receipts released to the subscribers. If the Escrow Release Conditions are not satisfied in accordance with terms of the Offering on or before November 10, 2013, holders of the Subscription Receipts will be entitled to the return of their subscription amount plus their pro rata share of any interest earned on such subscription amount.

The Offering will be made on a private placement basis, exempt from prospectus and registration requirements of applicable securities laws. The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and accordingly, may not be offered or sold within the United States or to “U.S. persons”, as such term is defined in Regulation S promulgated under the U.S. Securities Act (“U.S. Persons”) except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the Company’s securities in the United States or to U.S. Persons.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which the offer, solicitation or sale would be unlawful.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name: Shaun Heinrichs, CFO
Bus. Tel: (604) 688-9427

9.	Date of Report

Dated at Vancouver, BC this 9th day of September, 2013.

/s/ Shaun Heinrichs
Shaun Heinrichs, CFO